Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Second Fiscal Quarter Ended August 31, 2023

(Beijing–October 26, 2023)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the second quarter of fiscal year 2024 ended August 31, 2023.

Highlights for the Second Quarter of Fiscal Year 2024

-	Net revenues was US$411.9 million, compared to net revenues of US$294.1 million in the same period of the prior year.

-	Income from operations was US$31.8 million, compared to income from operations of US$14.9 million in the same period of the prior year.

-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$52.7 million, compared to non-GAAP income from operations of US$42.3 million in the same period of the prior year.

-	Net income attributable to TAL was US$37.9 million, compared to net loss attributable to TAL of US$0.8 million in the same period of the prior year.

-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$58.8 million, compared to non-GAAP net income attributable to TAL of US$26.6 million in the same period of the prior year.

-	Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.06. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.10. Three ADSs represent one Class A common share.

-	Cash, cash equivalents and short-term investments totaled US$2,963.5 million as of August 31, 2023, compared to US$3,171.5 million as of February 28, 2023.

-	Highlights for the Six Months Ended August 31, 2023

-	Net revenues was US$687.4 million, compared to net revenues of US$518.1 million in the same period of the prior year.

-	Loss from operations was US$26.0 million, compared to loss from operations of US$13.4 million in the same period of the prior year.

-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$20.4 million, compared to non-GAAP income from operations of US$40.5 million in the same period of the prior year.

-	Net loss attributable to TAL was US$7.1 million, compared to net loss attributable to TAL of US$44.6 million in the same period of the prior year.

-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$39.3 million, compared to non-GAAP net income attributable to TAL of US$9.3 million in the same period of the prior year.

-	Basic and diluted net loss per ADS were both US$0.01. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.06.

Financial Data——Second Quarter and First Six Months of Fiscal Year 2024

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	August 31,
	2022	2023	Pct. Change
Net revenues	294,060	411,931	40.1%
Income from operations	14,891	31,790	113.5%
Non-GAAP income from operations	42,315	52,673	24.5%
Net (loss)/income attributable to TAL	(787)	37,902	(4,916.0)%
Non-GAAP net income attributable to TAL	26,637	58,785	120.7%
Net (loss)/income per ADS attributable to TAL – basic	(0.00)	0.06	(5,181.5)%
Net (loss)/income per ADS attributable to TAL – diluted	(0.00)	0.06	(5,099.4)%
Non-GAAP net income per ADS attributable to TAL – basic	0.04	0.10	132.9%
Non-GAAP net income per ADS attributable to TAL – diluted	0.04	0.10	131.7%

	Six Months Ended
	August 31,
	2022	2023	Pct. Change
Net revenues	518,105	687,371	32.7%
Loss from operations	(13,432)	(25,983)	93.4%
Non-GAAP income from operations	40,471	20,413	(49.6)%
Net loss attributable to TAL	(44,616)	(7,135)	(84.0)%
Non-GAAP net income attributable to TAL	9,287	39,261	322.8%
Net loss per ADS attributable to TAL – basic	(0.07)	(0.01)	(83.4)%
Net loss per ADS attributable to TAL – diluted	(0.07)	(0.01)	(83.4)%
Non-GAAP net income per ADS attributable to TAL – basic	0.01	0.06	337.9%
Non-GAAP net income per ADS attributable to TAL – diluted	0.01	0.06	332.8%

“In this quarter, our major business lines delivered material development, both in terms of product offerings and operational capabilities. Our posted financial results are a manifestation of such development,” said Alex Peng, TAL’s President & Chief Financial Officer.

Mr. Peng added: "We have been observing customers’ diversified needs in their learning journeys and intend to serve them through a variety of products in our Learning Services and Content Solutions portfolio.”

Financial Results for the Second Quarter of Fiscal Year 2024

Net Revenues

In the second quarter of fiscal year 2024, TAL reported net revenues of US$411.9 million, representing a 40.1% increase from US$294.1 million in the second quarter of fiscal year 2023.

Operating Costs and Expenses

In the second quarter of fiscal year 2024, operating costs and expenses were US$382.8 million, representing a 30.9% increase from US$292.4 million in the second quarter of fiscal year 2023. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$361.9 million, representing a 36.6% increase from US$265.0 million in the second quarter of fiscal year 2023.

Cost of revenues increased by 44.6% to US$169.4 million from US$117.1 million in the second quarter of fiscal year 2023. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 46.1% to US$167.3 million, from US$114.5 million in the second quarter of fiscal year 2023.

Selling and marketing expenses increased by 48.9% to US$116.3 million from US$78.1 million in the second quarter of fiscal year 2023. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 57.8% to US$110.1 million, from US$69.8 million in the second quarter of fiscal year 2023.

General and administrative expenses decreased by 0.1% to US$97.1 million from US$97.2 million in the second quarter of fiscal year 2023. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 4.7% to US$84.4 million, from US$80.7 million in the second quarter of fiscal year 2023.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 23.9% to US$20.9 million in the second quarter of fiscal year 2024 from US$27.4 million in the same period of fiscal year 2023.

Gross Profit

Gross profit increased by 37.1% to US$242.5 million from US$176.9 million in the second quarter of fiscal year 2023.

Income from Operations

Income from operations was US$31.8 million in the second quarter of fiscal year 2024, compared to income from operations of US$14.9 million in the second quarter of fiscal year 2023. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$52.7 million, compared to Non-GAAP income from operations of US$42.3 million in the same period of the prior year.

Other (expense)/Income

Other income was US$5.0 million for the second quarter of fiscal year 2024, compared to other expense of US$25.7 million in the second quarter of fiscal year 2023.

Impairment Loss on Long-term Investments

Impairment loss on Long-term investment was US$30.8 million for the second quarter of fiscal year 2024, compared to US$6.6 million for the same period of fiscal year 2023.

Income Tax (Expense)/Income

Income tax income was US$10.0 million in the second quarter of fiscal year 2024, compared to US$4.5 million of income tax expense in the second quarter of fiscal year 2023.

Net (Loss)/Income attributable to TAL

Net income attributable to TAL was US$37.9 million in the second quarter of fiscal year 2024, compared to net loss attributable to TAL of US$0.8 million in the second quarter of fiscal year 2023. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$58.8 million, compared to Non-GAAP net income attributable to TAL of US$26.6 million in the second quarter of fiscal year 2023.

Basic and Diluted Net (Loss)/ Income per ADS

Basic and diluted net income per ADS were both US$0.06 in the second quarter of fiscal year 2024. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.10 in the second quarter of fiscal year 2024.

Cash Flow

Net cash used in operating activities for the second quarter of fiscal year 2024 was US$42.7 million.

Cash, Cash Equivalents, and Short-Term Investments

As of August 31, 2023, the Company had US$2,195.9 million of cash and cash equivalents and US$767.6 million of short-term investments, compared to US$2,021.9 million of cash and cash equivalents and US$1,149.6 million of short-term investments as of February 28, 2023.

Deferred Revenue

As of August 31, 2023, the Company’s deferred revenue balance was US$325.4 million, compared to US$237.4 million as of February 28, 2023.

Financial Results for the First Six Months of Fiscal Year 2024

Net Revenues

For the first six months of fiscal year 2024, TAL reported net revenues of US$687.4 million, representing a 32.7% increase from US$518.1 million in the first six months of fiscal year 2023.

Operating Costs and Expenses

In the first six months of fiscal year 2024, operating costs and expenses were US$724.8 million, representing a 31.2% increase from US$552.5 million in the first six months of fiscal year 2023. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$678.5 million, representing a 36.1% increase from US$498.6 million in the first six months of fiscal year 2023.

Cost of revenues increased by 50.2% to US$308.9 million from US$205.7 million in the first six months of fiscal year 2023. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 51.7% to US$304.4 million from US$200.7 million in the first six months of fiscal year 2023.

Selling and marketing expenses increased by 54.9% to US$213.9 million from US$138.1 million in the first six months of fiscal year 2023. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 64.6% to US$200.4 million from US$121.7 million in the first six months of fiscal year 2023.

General and administrative expenses decreased by 3.2% to US$202.0 million from US$208.7 million in the first six months of fiscal year 2023. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, decreased by 1.4% to US$173.7 million from US$176.1 million in the first six months of fiscal year 2023.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 13.9% to US$46.4 million in the first six months of fiscal year 2024 from US$53.9 million in the same period of fiscal year 2023.

Gross Profit

Gross profit increased by 21.1% to US$378.5 million from US$312.4 million in the first six months of fiscal year 2023.

(Loss)/Income from Operations

Loss from operations was US$26.0 million in the first six months of fiscal year 2024, compared to loss from operations of US$13.4 million in the same period of the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$20.4 million, compared to US$40.5 million Non-GAAP income from operations in the same period of the prior year.

Other (Expense)/Income

Other expense was US$1.8 million for the first six months of fiscal year 2024, compared to other expense of US$52.5 million in the same period of the prior year.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$30.8 million for the first six months of fiscal year 2024, compared to US$6.6 million for the first six months of fiscal year 2023.

Income Tax (Expense)/Income

Income tax income was US$6.5 million in the first six months of fiscal year 2024, compared to US$6.8 million of income tax expense in the first six months of fiscal year 2023.

Net (Loss)/Income Attributable to TAL Education Group

Net loss attributable to TAL was US$7.1 million in the first six months of fiscal year 2024, compared to net loss attributable to TAL of US$44.6 million in the first six months of fiscal year 2023. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$39.3 million, compared to US$9.3 million Non-GAAP income attributable to TAL in the same period of the prior year.

Cash Flow

Net cash provided in operating activities for the first six months of fiscal year 2024 was US$82.8 million.

Basic and Diluted Net (Loss)/Income per ADS

Basic and diluted net loss per ADS were both US$0.01 in the first six months of fiscal year 2024. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.06.

Share Repurchase

In April 2023, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately US$737.4 million of its common shares through April 30, 2024. As of August 31, 2023, the Company has repurchased 13,385,764 common shares at an aggregate consideration of approximately US$233.6 million under the share repurchase program.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2024 ended August 31, 2023 at 8:00 a.m. Eastern Time on October 26, 2023 (8:00 p.m. Beijing time on October 26, 2023).

Please note that you will need to pre-register for conference call participation at https://register.vevent.com/register/BIfec8b407406d47eda1ed641a4a3386d0.

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning services to students from all ages through diversified class formats. Our learning services mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss attributable to TAL, non-GAAP basic and non-GAAP diluted net loss per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses, the related tax effect of which has been nil. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2023	As of August 31, 2023
ASSETS

Current assets
Cash and cash equivalents	$2,021,927	$2,195,883
Restricted cash-current	126,891	177,732
Short-term investments	1,149,607	767,614
Inventory	39,002	65,504
Amounts due from related parties-current	423	401
Income tax receivables	5,071	-
Prepaid expenses and other current assets	125,486	163,545
Total current assets	3,468,407	3,370,679
Restricted cash-non-current	146,089	103,465
Property and equipment, net	288,877	318,038
Deferred tax assets	5,973	2,825
Rental deposits	12,734	12,076
Intangible assets, net	485	2,748
Land use right, net	193,878	183,141
Long-term investments	453,375	418,585
Long-term prepayments and other non-current assets	5,534	5,915
Operating lease right-of-use assets	149,002	164,941
Total assets	$4,724,354	$4,582,413

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$59,991	$73,393
Deferred revenue-current	234,889	313,607
Amounts due to related parties-current	100	105
Accrued expenses and other current liabilities	446,711	427,052
Operating lease liabilities, current portion	42,174	47,610
Total current liabilities	783,865	861,767
Deferred revenue-non-current	2,465	11,769
Deferred tax liabilities	1,563	2,084
Operating lease liabilities, non-current portion	115,548	124,985
Total liabilities	903,441	1,000,605

Equity
Class A common shares	169	163
Class B common shares	49	49
Treasury stock	(6)	(12)
Additional paid-in capital	4,400,656	4,213,551
Statutory reserve	160,353	158,604
Accumulated deficit	(685,912)	(691,298)
Accumulated other comprehensive loss	(30,666)	(76,432)
Total TAL Education Group's equity	3,844,643	3,604,625
Noncontrolling interest	(23,730)	(22,817)
Total equity	3,820,913	3,581,808
Total liabilities and equity	$4,724,354	$4,582,413

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2022	2023	2022	2023
Net revenues	$294,060	$411,931	$518,105	$687,371
Cost of revenues (note 1)	117,132	169,382	205,690	308,895
Gross profit	176,928	242,549	312,415	378,476
Operating expenses (note 1)
Selling and marketing	78,087	116,268	138,126	213,925
General and administrative	97,206	97,106	208,656	202,029
Total operating expenses	175,293	213,374	346,782	415,954
Government subsidies	13,256	2,615	20,935	11,495
Income/(loss) from operations	14,891	31,790	(13,432)	(25,983)
Interest income	12,445	20,976	25,508	43,957
Other (expense)/income	(25,715)	5,032	(52,504)	(1,813)
Gain from disposal of a subsidiary	9,550	-	9,550	-
Impairment loss on long-term investments	(6,610)	(30,761)	(6,610)	(30,761)
Income/(loss) before income tax expense and (loss)/income from equity method investments	4,561	27,037	(37,488)	(14,600)
Income tax (expense)/income	(4,487)	10,018	(6,803)	6,499
(Loss)/income from equity method investments	(932)	779	521	708
Net (loss)/income	(858)	37,834	(43,770)	(7,393)
Add: Net loss/(income) attributable to noncontrolling interest	71	68	(846)	258
Total net (loss)/income attributable to TAL Education Group	$(787)	$37,902	$(44,616)	$(7,135)
Net (loss)/income per common share
Basic	$(0.00)	$0.19	$(0.21)	$(0.03)
Diluted	(0.00)	0.19	(0.21)	(0.03)
Net (loss)/income per ADS (note 2)
Basic	$(0.00)	$0.06	$(0.07)	$(0.01)
Diluted	(0.00)	0.06	(0.07)	(0.01)
Weighted average shares used in calculating net (loss)/income per common share
Basic	211,620,275	200,565,383	213,341,439	205,942,678
Diluted	211,620,275	203,859,192	213,341,439	205,942,678

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months Ended		For the Six Months Ended
	August 31,		August 31,
	2022	2023	2022	2023
Cost of revenues	$2,587	$2,081	$4,980	$4,490
Selling and marketing expenses	8,296	6,134	16,377	13,562
General and administrative expenses	16,541	12,668	32,546	28,344
Total	$27,424	$20,883	$53,903	$46,396

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive (loss)/income

(In thousands of U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2022	2023	2022	2023
Net (loss)/income	$(858)	$37,834	$(43,770)	$(7,393)
Other comprehensive loss, net of tax	(55,912)	(20,782)	(116,738)	(44,595)
Comprehensive (loss)/income	(56,770)	17,052	(160,508)	(51,988)
Add: Comprehensive income attributable to noncontrolling interest	(882)	(452)	(3,396)	(913)
Comprehensive (loss)/income attributable to TAL Education Group	$(57,652)	$16,600	$(163,904)	$(52,901)

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2022	2023	2022	2023
Net cash (used in)/provided by operating activities	(2,698)	(42,721)	(47,578)	82,795
Net cash (used in)/provided by investing activities	(372,650)	181,887	(423,985)	342,802
Net cash used in financing activities	(4,536)	(82,271)	(54,304)	(233,508)
Effect of exchange rate changes	(11,720)	(5,406)	(30,457)	(9,916)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(391,604)	51,489	(556,324)	182,173
Cash, cash equivalents and restricted cash at the beginning of period	$2,517,066	$2,425,591	$2,681,786	$2,294,907
Cash, cash equivalents and restricted cash at the end of period	$2,125,462	$2,477,080	$2,125,462	$2,477,080

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2022	2023	2022	2023
Cost of revenues	$117,132	$169,382	$205,690	$308,895
Share-based compensation expense in cost of revenues	2,587	2,081	4,980	4,490
Non-GAAP cost of revenues	114,545	167,301	200,710	304,405

Selling and marketing expenses	78,087	116,268	138,126	213,925
Share-based compensation expense in selling and marketing expenses	8,296	6,134	16,377	13,562
Non-GAAP selling and marketing expenses	69,791	110,134	121,749	200,363
General and administrative expenses	97,206	97,106	208,656	202,029
Share-based compensation expense in general and administrative expenses	16,541	12,668	32,546	28,344
Non-GAAP general and administrative expenses	80,665	84,438	176,110	173,685

Operating costs and expenses	292,425	382,756	552,472	724,849
Share-based compensation expense in operating costs and expenses	27,424	20,883	53,903	46,396
Non-GAAP operating costs and expenses	265,001	361,873	498,569	678,453

Income/(loss) from operations	14,891	31,790	(13,432)	(25,983)
Share based compensation expenses	27,424	20,883	53,903	46,396
Non-GAAP income from operations	42,315	52,673	40,471	20,413

Net (loss)/income attributable to TAL Education Group	(787)	37,902	(44,616)	(7,135)
Share based compensation expenses	27,424	20,883	53,903	46,396
Non-GAAP net income attributable to TAL Education Group	$26,637	$58,785	$9,287	$39,261
Net (loss)/income per ADS
Basic	$(0.00)	$0.06	$(0.07)	$(0.01)
Diluted	(0.00)	0.06	(0.07)	(0.01)
Non-GAAP Net income per ADS
Basic	$0.04	$0.10	$0.01	$0.06
Diluted	0.04	0.10	0.01	0.06
ADSs used in calculating net (loss)/income per ADS
Basic	634,860,825	601,696,149	640,024,317	617,828,034
Diluted	634,860,825	611,577,576	640,024,317	617,828,034
ADSs used in calculating Non-GAAP net income per ADS
Basic	634,860,825	601,696,149	640,024,317	617,828,034
Diluted	642,251,238	611,577,576	642,521,076	627,500,331